ASSET PURCHASE AGREEMENT

between

NOVARTIS AG

NOVARTIS PHARMA AG

AND

MERUS LABS LUXCO SARL

MERUS LABS INTERNATIONAL INC.

List of Annexes
Annex 1	Trademarks
Annex 2	Marketing Authorizations
Annex 3	Drug Substance
Annex 4	Disclosures (by Purchaser)
Annex 5	Third Party Agreements
Annex 6	List of Countries included in the Territory
Annex 7	Novartis Policies (NP4, NOVARTIS ABC Policy)
Annex 8	Purchaser’s Transition Plan
Annex 9	Data Room List
Annex 10	Redacted Version of Asset Purchase Agreement
Annex 11	Purchaser’s Press Release

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is made as of this 8th day of September, 2014 (“Closing Date”), by and between Novartis AG, a company organized under the laws of Switzerland and Novartis Pharma AG, a company organized under the laws of Switzerland, both located at Lichtstrasse 35, 4056 Basel, Switzerland (collectively, referred to as “Novartis”) and Merus Labs Luxco SARL, a company organized under the laws of Luxembourg, located at 26-28, rue Edward Steichen, L-2540 Luxembourg (“Purchaser”) and Merus Labs International Inc., a company organized under the laws of Canada, 100 Wellington Street West, Suite 2110, P.o. Box 151, Toronto, Ontario, M5K 1H1 Canada (“Merus”). Novartis, Purchaser and Merus are each referred to individually as a “Party” and together as the “Parties.”

RECITALS

          WHEREAS, Novartis and its Affiliates developed and commercialize, by themselves or through third parties, the Product and the contained Drug Substance (as defined below) in certain countries;

          WHEREAS, Novartis desires to sell, transfer and convey to Purchaser and the Purchaser desires to purchase from Novartis, all assets relating to the Product (other than the Excluded Assets) in the Territory in the Field (as defined below).

          WHEREAS, Novartis and/or its Affiliates own registered trademarks and know-how exclusively related to the Product in the Territory and they are willing to grant Purchaser certain rights to such intellectual property as set forth herein and in the License Agreement;

          WHEREAS, Novartis owns certain know-how and technology related to the Product and other Novartis products and is willing to grant a license to such know-how and technology to Purchaser as set forth in the License Agreement;

          WHEREAS, Novartis is willing to provide certain services involving the supply of Product and Drug Substance in the Territory and certain other assistance for a Transition Period (as defined below) as set forth in this Agreement and the Supply Agreement between Novartis Pharma AG and Purchaser, Merus Labs Netherlands B.V., a company incorporated under the laws of The Netherlands, located at Herengracht 483, 1017 BT Amsterdam, The Netherlands (“Buyer”) and Merus; and

          WHEREAS, Merus desires to guarantee the performance of the obligations of Purchaser under this Agreement;

          NOW, THEREFORE, the Parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions. For the purpose of this Agreement, the following terms shall have the following meanings:

“Accounting Standards” means the IFRS (International Financial Reporting Standards) as generally and consistently applied throughout Novartis’ organization.

“Adverse Event” means any untoward medical occurrence in a patient or clinical investigation subject administered a pharmaceutical product and that does not necessarily have a causal relationship with the treatment. An adverse event can therefore be any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of a medicinal product, whether or not related to the medicinal product.

“Affiliate” means, with respect to a Party, any Person that controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” shall mean, direct or indirect, ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or fifty percent (50%) or more of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity. In the case of entities organized under the laws of certain countries, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.

“Assumed Liabilities” shall have the meaning set forth in Clause 4.1.

“Business” means the right to commercialize the Product in the Territory in the Field and to manufacture or have manufactured the Product for the use in the Territory in the Field.

“Business Day” means a day (other than a Saturday, Sunday or a public holiday) on which the banks are open for business in Basel, Switzerland and Luxembourg.

“Closing” or “Closing Date” means the date first written above, subject to the provisions of Clause 10.

“Commercial Information” means information that is available to and used by Novartis at the Closing Date for the commercialization of the Product in the Territory in the Field including but not limited to artwork relating to Product packaging and design.

“Confidentiality Agreement” means the confidentiality agreement between Novartis Pharma AG and Merus International Inc. dated 9 October 2013 relating to the divestments of certain products, including the Product.

“Data Room” shall mean the electronic and hard copy data rooms that Novartis established to permit Purchaser and its Affiliates to conduct due diligence relating to the transactions contemplated by this Agreement a table of content of which is included in Annex 9.

“Drug Substance” means the active ingredient in the Product, i.e. acenocoumarol, as described in Annex 3.

“Excluded Assets” shall have the meaning set forth in Clause 2.2.

“Excluded Liabilities” shall have the meaning set forth in Clause 4.2.

*** [Redacted Defined Term]

“Field” means use for the treatment and prevention of thromboembolic diseases.

“Force Majeure” means any event which is beyond the reasonable control of the Party affected, including but not limited to the following events: earthquake, storm, flood, fire or other acts of nature, epidemic, war, riot, public disturbance, strike or lockouts, government actions, terrorist attack or the like.

“Indemnified Party” shall have the meaning set forth in Clause 15.3.

“Indemnifying Party” shall have the meaning set forth in Clause 15.3.

“Inventory” means all stock of Drug Substance and/or Product that are solely and specifically related to (and for use in) the Business and that are maintained, held, or stored by or on behalf of Novartis or its Affiliates for the use in the Territory in the Field.

“Know-How” means all existing and available technical information, know-how, proprietary information and data, of any type whatsoever, in any tangible or intangible form whatsoever, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes, formulae, materials, records, books, reports, drawings, operating procedures, and other technology related to the Product or Drug Substance or to their manufacture, validation, registration, use or commercialization and including without limitation all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical, safety, quality control, packaging, manufacturing, analytical, shelf life, testing, release testing, formulation, validation, stability, marketing, preclinical and clinical data, results or information, and manufacturing or development processes, relevant to the manufacture, validation, registration, use or commercialization of the Product in the Territory in the Field, and that are in existence, and owned or controlled by Novartis and/or its Affiliates on the Closing Date.

*** [Redacted Defined Term]

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or not or determined or determinable, including product liability, and, more generally, any liability arising under any law, action or governmental order and any liability arising under any contract or undertaking.

“License Agreement” means the license agreement to be signed in connection with this Asset Purchase Agreement.

“Licensed IP” means the Know How other than the Sintrom Know-How.

“Loss” means any and all direct economic losses, including but not limited to damages, internal and external costs and expenses.

“Marketing Authorizations” or “MAs” means the marketing authorizations or any equivalent regulatory approvals listed in Annex 2 for the Product in the Territory.

“Marketing Authorization Data” means the existing and available dossiers containing the relevant Know-How used by Novartis and/or its Affiliates to obtain and maintain the Marketing Authorizations.

“MA Transfer Date” means, in relation each country of the Territory, the date upon which the relevant Regulatory Authority approves and notifies the Marketing Authorization naming the Purchaser or the Purchaser’s Affiliate or designate as the marketing authorization holder.

“Medical Information” means any medical or clinical information about the Product in the Field available to and used by Novartis at the Closing Date, including clinical and technical matters, such as therapeutic uses for the approved indications, safety information, drug-disease information, and other product characteristics.

“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

“Phase 1 Period” means the period, on a country-by-country basis, from the Closing Date until the earlier of:

(a)	the MA Transfer Date; and

(b)	two (2) years from the Closing Date.

“Phase 2 Period” means the period, on a country-by-country basis, from the MA Transfer Date until the earlier of:

(a)	the approval of the manufacturing (or sourcing from a third party) of the Product by Purchaser or its Affiliate or designate; and

(b)	three (3) years from the Closing Date.

“Product” means the product including the contained Drug Substance, which is commercialized by Novartis and its Affiliates under the Trademarks and the Marketing Authorization(s) in the Territory and in the Field as of the Closing Date. Product means finished pack and bulk drug product, as the case may be.

“Purchase Price” shall have the meaning set forth in Clause 9.1 below.

“Regulatory Authority” means any governmental agency or authority responsible for granting Marketing Authorizations for Product, including the United States Food and Drug Administration, the European Medicines Agency, any successor entity thereto, and any corresponding national or regional regulatory authorities.

*** [Redacted Defined Term]

“Sintrom Know-How” means any Know-How relating exclusively to the Product in the Territory in the Field.

“Supply Agreement” means the supply agreement for the Product and the Drug Substance as the case may be which Novartis Pharma AG, Purchaser, Buyer and Merus have signed in connection with this Asset Purchase Agreement.

“Swiss Code of Obligations” means the Swiss Code of Obligations of March 30, 1911, as amended from time to time.

“Tender” means the supply of Product to governments, hospitals and pharmacies through tender offers.

“Territory” means the countries listed in Annex 6.

“Third Party Agreements” means the existing agreements between Novartis and third parties at the time of the Closing related to the Business, listed as Third Party Agreements identified in Annex 5.

“Trademarks” means the registered trademarks in the Territory as listed in Annex 1, including all goodwill associated therewith.

“Transferred Assets” shall have the meaning set forth in Clause 2.1.

“Transition Period” means the period, on a country-by-country basis, from the beginning of the Phase 1 Period until the end of the Phase 2 Period but no longer than for a maximum of three (3) years from the Closing Date.

“Transition Plan” shall have the meaning set forth in Clause 5.1.

“Transition Services” shall have the meaning set forth in Clause 6.

“Warranty Claim” shall have the meaning set forth in Clause 12.3.

1.2	Interpretation. In this agreement unless otherwise specified:

(a)	“includes” and “including” shall mean respectively includes and including without limitation;

(b)	a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(c)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(d)

the Annexes and other attachments form part of the operative provision of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Annexes and attachments;

(e)	the headings in this Agreement are for information only and shall not be considered in the interpretation of this Agreement;

(f)	general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

(g)	any reference to "writing" or "written" includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include email); and

(h)

the Parties agree that the terms and conditions of this Agreement are the result of negotiations between the Parties and that this Agreement shall not be construed in favour of or against any Party by reason of the extent to which any Party participated in its preparation.

2.	SALE AND TRANSFER OF ASSETS

2.1

Sale of Assets. Novartis shall, or shall cause its Affiliates to, with effect as of the Closing Date, sell, transfer, and convey to Purchaser, and Purchaser shall purchase from Novartis and its Affiliates, all of Novartis’ and its Affiliates’ rights, titles, and interests in and to the following assets to the extent that they relate to the Product in the Territory (“Transferred Assets”):

(a)	the Marketing Authorizations;

(b)	the Marketing Authorization Data;

(c)	the Commercial Information;

(d)	the Medical Information;

(e)	the Sintrom Know-How;

(f)	the Third Party Agreements, subject to Clause 11 below.

2.2	Excluded Assets. Notwithstanding Clause 2.1, Novartis shall not sell, transfer, or convey to Purchaser, and Purchaser shall not purchase and acquire the following (“Excluded Assets”):

(a)	subject to the license rights granted to the Purchaser in the License Agreement, the Licensed IP and the Trademarks;

(b)	the name “Novartis”, “Ciba-Geigy” or “Sandoz”, or any trademark, service mark, trade dress, logo, trade name or corporate name similar or related thereto;

(c)	the accounts receivable and the accounts payable relating to the Business, the Product or the Transferred Assets for the period prior to the Closing Date;

(d)	any real property or leaseholds (together with all fixtures and fittings related to any property), physical plant, machinery, equipment, motor vehicles or office equipment;

(e)	any rights or assets belonging to the generic business of Sandoz (which is the generic division of Novartis), or any of its successors, containing the Drug Substance;

(f)	any rights or assets belonging to the over-the-counter business (which is a division of Novartis), or any of its successors, containing the Drug Substance;

(g)	any rights or assets belonging to the business of Alcon (which is a division of Novartis), or any of its successors, containing the Drug Substance;

(h)	any rights or assets belonging to Novartis Vaccines and Diagnostics (which is a division of Novartis) or any of its successors, containing the Drug Substance;

(i)	any rights or assets outside the human pharmaceutical field (such as, for example, the use of the Drug Substance in the veterinary pharmaceutical field);

(j)	any rights for countries outside the Territory;

(k)	any rights under Novartis’ insurance policies which are related to the Business; and

(l)	any rights or assets outside the Field.

2.3

Sale of Inventory. Purchaser shall cause Buyer to purchase (or shall cause its Affiliates to purchase) the Inventory in separate transactions in accordance with the terms and conditions contained in the Supply Agreement. It is agreed and understood by and between the Parties that the Purchase Price does not include the Inventory.

2.4

Restriction to Territory. Novartis may continue to manufacture, market and sell the Product itself or through its Affiliates or third party collaborators outside the Territory. Novartis may manufacture or have manufactured the Product in the Territory for commercialization outside the Territory.

3.	GRANT OF LICENSES

3.1

Licenses. Under the terms and conditions of the License Agreement, (a) Novartis shall grant to Purchaser, effective upon the Closing Date, the necessary licenses under the Licensed IP and Trademarks to conduct the Business in the Territory. The entire consideration for the licenses shall form part of this Agreement (including the Purchase Price and transfer of assets) and the licenses shall be fully paid-up, royalty-free and perpetual. Purchaser shall, grant Novartis, effective upon the Closing Date, the necessary licenses under the Sintrom Know-How to fulfill its obligations under this Agreement and the Supply Agreement.

4.	ASSUMED LIABILITIES AND EXCLUDED LIABILITIES

4.1

Assumed Liabilities. Subject to the terms of the Supply Agreement and Clause 15.2 of this Agreement, effective as of the time of the Closing, Purchaser shall assume, be responsible for and pay, perform and discharge when due, and, if necessary, reimburse Novartis for the following (collectively “Assumed Liabilities”):

(a)

any Liabilities arising from product liability claims or trademark infringement claims or lawsuits brought by any third party relating to Product or Drug Substance manufactured by or for Purchaser or its Affiliates (or its third party collaborators) or sold by Purchaser or its Affiliates (or on their behalf) in the Territory after the Closing Date (including sales made by Novartis and its Affiliates to third parties during the Phase 1 Period as set out in the Supply Agreement) including returns, chargebacks, and discounts related thereto; and

(b)	any other Liabilities primarily related to the Business or Transferred Assets arising after the Closing Date.

4.2

Excluded Liabilities. Subject to the provisions of this Agreement and the Supply Agreement, Novartis shall remain responsible for and pay, perform and discharge any Liabilities arising from its activities related to the Drug Substance and Product distributed, used or sold by or on behalf of Novartis or its Affiliates prior to the Closing Date, including returns, chargebacks, and discounts to the extent accrued prior to the Closing Date (“Excluded Liabilities”).

5.	OBLIGATIONS OF THE PURCHASER

5.1

Transfer of Marketing Authorizations. Purchaser shall file, or shall cause to file, in accordance with a transition plan to be finalized and agreed to by Purchaser and Novartis not later than 30 days after Closing (“Transition Plan”; the current draft is attached to this Agreement as Annex 8), applications for the transfer of the Marketing Authorizations for the Product in the Field in each country of the Territory within nine (9) months from the Closing Date. Should there be any variations in a country in the Territory which exists as at the Closing Date and which prevents, by operation of applicable law, the Purchaser from filing for transfer of the MA in such country, then in such country the Purchaser shall have a period of three (3) months from the date of completion of such variation to make the appropriate filing contemplated by this Clause 5.1 it being understood and agreed by the Parties that such extended period shall in no event be longer than eighteen (18) months from the Closing Date. Purchaser shall provide Novartis with a detailed action submission plan for the transfer of the Marketing Authorizations for the Product in the Territory promptly following the Closing Date. Such plan shall comply with the Transition Plan and include all requirements and actions necessary to obtain approval of the Marketing Authorization transfer by the Regulatory Authorities in each relevant country in the Territory (including, if necessary, for example the establishment of the Purchaser’s Affiliate or local agent, requirements of a Certificate of the Pharmaceutical Product, Regulatory Authority inspections).

5.2	Transfer of Manufacturing.

(a)

It is the intention of the Parties to jointly select a contract manufacturer for both Drug Substance and Product. The Parties agree to engage in a joint selection process with agreed selection criteria. Either Party shall be free to discontinue the selection process at any time at their own discretion and, in such case, the Parties are free to choose their own manufacturing solution. In such case, the Transition Services to be provided by Novartis for the transfer of manufacturing will be strictly limited to the services agreed to in the relevant subsections of Clause 6.1 and Novartis shall not be obligated to provide support for transfer of manufacturing beyond Clause 6.1.

(b)

Irrespective of Clause 5.2(a), Purchaser or its Affiliates shall assume its own manufacturing (or sourcing from a third party) of the Drug Substance and the Product, immediately upon transfer of the Marketing Authorization on a country- by-country basis, and in no event later than three (3) years from the Closing Date.

5.3

Retention of Profit Under Supply Agreement. If Purchaser is in breach, for any reason, of Clause 5.1 or 5.2 above, Novartis Pharma AG has the right, without any further notice, to immediately cease the transfer of, and retain, the Profit as set out in the Supply Agreement until such breach is cured. For the avoidance of doubt, Novartis Pharma AG shall be entitled to keep moneys that have been retained during the period of non-compliance of Purchaser with its obligations according to Clause 5.1 and 5.2 even after such breach has been cured.

6.	TRANSITION SERVICES PROVIDED BY NOVARTIS

6.1	Transition Services. During the Transition Period, Novartis shall provide the following transition services (“Transition Services”) in the Territory:

(a)	Selling and distributing Product and invoicing customers for the Product in the Territory during the Phase 1 Period;

(b)	supplying the Product in accordance with the Supply Agreement in Phase 2;

(c)

providing Purchaser and Buyer, with all existing and available regulatory documentation concerning the Product owned or controlled by Novartis and general assistance for (but not to undertake) the transfer of the Marketing Authorizations;

(d)

providing Purchaser or Purchaser's Affiliates, including Buyer, with all existing and available documentation owned or controlled by Novartis describing the manufacturing process in detail and general technical advice for the transfer of the manufacturing process of the Product;

(e)

for all work deemed over and above that is described in subparagraph (c) above, upon reasonable written request from Purchaser, and at Purchaser's expense, providing regulatory assistance to facilitate the transfer of the Marketing Authorizations from Novartis and/or its Affiliates; and

(f)

for all work deemed over and above that described in subparagraph (d) above, upon reasonable written request from Purchaser, and at Purchaser's expense, providing technical assistance in order to facilitate the assumption by Purchaser or its Affiliates of the manufacturing of the Product (including Drug Substance).

Novartis shall not be obligated to perform any Transition Services pursuant to Clauses 6.1(e) and 6.1(f) of this Agreement which exceed 100 (one hundred) hours in the aggregate.

Notwithstanding the above, Novartis reserves the right to charge Purchaser or Purchaser’s Affiliates a reasonable fee for any Transition Services that Novartis considers to be onerous from an effort and/or cost perspective.

6.2

Transition Period. It is agreed and understood by and between the Parties that Novartis shall only provide the Transition Services in the Territory until the end of the Transition Period (i.e., for a maximum of three (3) years).

7.	MAINTENANCE OF MARKETING AUTHORIZATIONS PENDING COMPLETION OF TRANSFER

7.1	Maintenance. Until completion of the transfer of the Marketing Authorizations to Purchaser (or its Affiliates), but for no longer than a period of two (2) years after Closing:

(a)	Novartis shall use its commercially reasonable efforts to maintain the Marketing Authorizations;

(b)

Novartis shall continue to remain responsible for, at its sole expense, pursuing those on-going variations, amendments and renewals which are pending at the Closing Date or withdraw them, if mutually agreed to by Novartis and the Purchaser; provided, however, that Novartis shall not be responsible vis- -vis Purchaser for the outcome of such variations, amendments and renewals, in particular, any negative regulatory decision or feedback; and

(c)	Novartis shall not initiate any additional variations or amendments, except in the event they are indispensable for the continuation of the Business and upon Purchaser’s written request.

7.2

Responsibility. For the avoidance of doubt, Novartis does not warrant and shall not be responsible for the successful maintenance or renewal of the Marketing Authorizations after the Closing Date, except if an authority cancels a Marketing Authorization or refuses its renewal as a result of Novartis’ gross negligence or wilful misconduct. Furthermore, Novartis is not responsible for conducting any studies, including clinical and stability studies, or for developing new analytical methodologies or validating and co-validating existent methodologies concerning the Drug Substance and/or the Product, which may be requested by the Regulatory Authority after the Closing Date, regardless of whether the MA Transfer Date has occurred or not. Purchaser shall notify Novartis when it initiates such studies of Drug Substance and/or Product in the Territory and, upon written request by Novartis, shall provide Novartis with the final results and, provided that the results are suitable for use outside the Territory, grant access to the data underlying these final results.

7.3

Costs. Purchaser, or its Affiliates, shall bear the third party fees levied by the relevant Regulatory Authorities and any other relevant cost for (a) the maintenance of the Marketing Authorizations and for the transfer to Purchaser (or its Affiliates) after the Closing; and (b) any variations, amendments and renewals pursuant to Clauses 7.1(b) and 7.1(c) above.

8.	CO-OPERATION ON PHARMACOVIGILANCE AND SAFETY

8.1	Adverse Events. The Parties shall co-operate with regard to the reporting and handling of Adverse Events in accordance with the applicable regulatory laws and regulations on pharmacovigilance.

8.2	Pharmacovigilance Agreement. Following the Closing Date, and in time to ensure that all regulatory requirements are met, the Parties shall enter into a pharmacovigilance agreement.

9.	PURCHASE PRICE AND PAYMENT OF PURCHASE PRICE

Purchase Price. The purchase price for the Transferred Assets and entire consideration for the rights granted under the License Agreement shall be USD 111’000’000.00 (one hundred and eleven million United States Dollars), exclusive of any applicable VAT and shall be non-refundable (“Purchase Price”).

*** [Redacted Payment Information]

10.	CLOSING

*** [Redacted Closing Information]

11.	THIRD PARTY AGREEMENTS

11.1

Assignment of Third Party Agreements. Upon receipt of Purchaser’s written request, Novartis shall assign its rights and obligations related to the divestment of the Product in the Field in the Territory under the relevant Third Party Agreements, including Third Party Agreements originally entered by Sandoz Ltd (“Sandoz”) or Ciba-Geigy Ltd (“Ciba-Geigy”), of which Novartis is the legal successor, to Purchaser or any of its Affiliates, including Buyer, on a date to be agreed after the Closing Date and subject to consent by the respective third parties. Novartis shall use reasonable efforts in obtaining such consent, however, Novartis cannot guarantee that such consent is given. In the event that such consent is not obtained or Purchaser does not request for assignment of a Third Party Agreement, Novartis shall terminate such Third Party Agreement as soon as practicable but shall remain as the contracting party under the relevant Third Party Agreement for its duration and the Purchaser shall, as Novartis’ agent, perform and discharge all outstanding obligations and liabilities of Novartis (or as applicable, Novartis’ Affiliates) under the Third Party Agreement, and shall indemnify Novartis against any actions, proceedings, liabilities, losses, costs, demands or claims Novartis may incur arising out of the Purchaser’s failure to do so.

11.2

Termination of Third Party Agreements. Subject to the conditions set forth in the relevant Third Party Agreement, and upon receipt of Purchaser’s written request, Novartis shall terminate any relevant Third Party Agreement not assigned to the Purchaser as provided in Clause 11.1 as soon as reasonably practicable after the end of Phase 1.

11.3

Assignment or Termination of Parts of a Third Party Agreement. Where only part of a Third Party Agreement relates to the Product(s) or where such Third Party Agreement is not exclusively related to the Product then nothing in this Agreement shall oblige Novartis to assign such Third Party Agreement to the Purchaser or Purchaser’s Affiliates and Novartis shall remove the Product from the scope of the Third Party Agreement as soon as practicable after the Closing Date, unless otherwise agreed in writing.

11.4

Tenders. Where feasible, as Novartis shall in its sole discretion decide, the Tenders will be treated in the same manner as the Third Party Agreements (as appropriate). The Parties will cooperate to ensure (where feasible) an efficient transfer to Purchaser of the Tenders outstanding as of the Closing Date or that are issued during the Transition Period with the aim of continuing the supply of the Products through the Tenders.

12.	NOVARTIS’ REPRESENTATIONS AND WARRANTIES

*** [Redacted Representations and Warranties]

13.	PURCHASER’S REPRESENTATIONS AND WARRANTIES

*** [Redacted Representations and Warranties]

14.	CLAIMS FOR BREACH OF REPRESENTATIONS AND WARRANTIES

*** [Redacted Claims for Breach of Representations and Warranties]

15.	INDEMNIFICATION

*** [Redacted Indemnification]

16.	MARKETING AUTHORIZATION DEREGISTRATION RIGHT

16.1

For the avoidance of doubt and notwithstanding any other rights that Novartis may have in this Agreement, Novartis and/or its Affiliates shall have the right to withdraw and/or deregister the Marketing Authorizations for the Product in the Territory in any country where the Purchaser has failed to complete the transfer of the Marketing Authorization for the Product within a period of three (3) years after the Closing Date.

17.	CONFIDENTIALITY; PRESS RELEASE

17.1

Confidentiality. Subject to the exceptions contained in Clauses 4 and 5 of the Confidentiality Agreement and Clause 17.2 of this Agreement, Purchaser (and its Affiliates, third party suppliers, or distributors) shall keep confidential and not disclose to any third party any confidential information pertaining to the Business and the Transferred Assets, which is received or obtained as a result of entering into or performing this Agreement, including, know-how concerning the manufacture of the Drug Substance and Product.

17.2

Notwithstanding any provision of this Asset Purchase Agreement or the Confidentiality Agreement, Novartis acknowledges that the Purchaser may have public disclosure obligations and may be required to disclose this Agreement and a summary of the transaction, including the Purchase Price, in its continuous disclosure documents as required by applicable laws, regulations and rules including any requirements imposed on public companies by applicable securities laws and regulations, such as posting any required information on SEDAR or in public disclosure documents provided, however, that the Parties agree that the form of redacted version of this Agreement to be so filed or disclosed shall be the form agreed to by the Parties and attached to this Agreement as Annex 10, subject to revisions as required by a Governmental Entity to be in compliance applicable law.

17.3

Press Releases. Other than the press release intended by Purchaser, which is attached hereto as Annex 11, neither Party shall issue any press release, trade announcement or make any other public announcement with regard to the transactions contemplated by this Agreement without the other Party’s prior written consent, which shall not be unreasonably withheld. This restriction shall not apply to announcements required by any Regulatory Authority. However, in such event the Parties shall, to the extent reasonably practicable, coordinate the wordings of any such announcements. Purchaser and Merus acknowledge that Novartis shall have the right to disclose a brief summary of the transaction, including the Purchase Price, in its official financial reports.

18.

*** [Redacted Restrictions on Affiliates of Novartis]

19.	GUARANTEE OF PURCHASER’S PERFORMANCE BY MERUS

*** [Redacted Guarantee of Purchaser’s Performance by Merus]

20.	MISCELLANEOUS

20.1

Governing Law and Jurisdiction. This Agreement shall be governed by and construed under the laws of Switzerland, without giving effect to the conflicts of laws provision thereof, and with the exclusion of the Vienna Convention on the International Sale of Goods. Any claim or dispute arising out of or relating to this Agreement that cannot be resolved amicably between the Parties within thirty (30) days after the controversy has arisen shall be subject to the exclusive jurisdiction of the courts located in Basel-Stadt, Switzerland. Each Party irrevocably agrees and consents to the jurisdiction of the courts located in Basel-Stadt, Switzerland and waives any objection it may have to the venue of such courts, including with respect to the convenience of the forum and jurisdiction.

*** [Redacted Information Regarding Assignment of Rights and Obligations]

20.2

Force Majeure. If and to the extent that either Party is prevented or delayed by Force Majeure from performing any of its obligations under this Agreement and promptly so notifies in writing the other Party, specifying the matters constituting Force Majeure together with such evidence in verification thereof as it can reasonably give and specifying the period for which it is estimated that the prevention or delay will continue, then the Party so affected shall be relieved of liability to the other for failure to perform or for delay in performing such obligations (as the case may be), but shall nevertheless use its commercially reasonable efforts to resume full performance thereof.

20.3

Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by fax (with written confirmation of receipt), provided that a copy is immediately sent by an internationally recognized overnight delivery service (receipt requested); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may designate by written notice):

If to Purchaser:

Merus Labs Luxco SARL
26-28, rue Edward Steichen
L-2540 Luxembourg
Attn: Managing Director
Tel: +352 271127044
Fax: +352 271127200

If to Merus:

Merus Labs International Inc.
100 Wellington Street West,
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1
Canada
Attn: Elie Farah
Tel: 416.593.3701
Fax: 416.593.4434

If to Novartis:

Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn: Head of BD&L
Fax: +41 61 324 2100

With a copy To:

Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn: General Counsel
Fax: +41 61 324 7399

20.4

Waiver and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

20.5

Severability. Without prejudice to any other rights that the Parties have pursuant to this Agreement, every provision of this Agreement is intended to be severable. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect. The Parties hereto agree to consult each other and to agree upon a new stipulation which is permissible under the law and which comes as close as possible to the original purpose and intent of the invalid, void or unenforceable provision.

20.6

Entire Agreement. This Agreement (together with the License Agreement and the Supply Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

20.7

Relationship of the Parties. Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Novartis, Purchaser and Merus, or to constitute one as the agent of the other. Moreover, each Party agrees not to construe this Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

20.8

Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

20.9

Extension to Affiliates. Novartis shall have the right to extend the rights, immunities and obligations granted in this Agreement to one or more of its Affiliates. All applicable terms and provisions of this Agreement shall apply to any such Affiliate to which this Agreement has been extended to the same extent as such terms and provisions apply to Novartis. Novartis shall remain primarily liable for any acts or omissions of its Affiliates.

20.10

Compliance with Law. Each Party shall perform its obligations under this Agreement in accordance with all applicable laws. No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement which violates, or which it believes, in good faith, may violate, any applicable law.

20.11

English Language. This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

20.12	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

NOVARTIS AG		NOVARTIS PHARMA AG

By:	“signed”	By:	“signed”
Name:		Name:
Title:		Title:
Date:		Date:

By:	“signed”	By:	“signed”
Name:		Name:
Title:		Title:
Date:		Date:

MERUS LABS LUXCO SARL		MERUS LABS INTERNATIONAL INC.

By:	“signed”	By:	“signed”
Name:		Name:
Title:		Title:
Date:		Date:

By:	“signed”	By:	“signed”
Name:		Name:
Title:		Title:
Date:		Date: